MarketAxess Holdings Inc.
140 Broadway
New York, NY 10005
January 21, 2009
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Todd K. Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	MarketAxess Holdings Inc. Registration Statement on Form S-3, File No. 333-155628
Dear Mr. Schiffman:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, MarketAxess Holdings Inc. (the “Company”) hereby withdraws its previous request for acceleration made on January 20, 2009 and requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 10:00 a.m. Eastern Time on January 22, 2009, or as soon thereafter as practicable.
     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted, MARKETAXESS HOLDINGS INC.
/s/ James N.B. Rucker
James N.B. Rucker
Chief Financial Officer

cc:	Mr. William Demarest (Staff)
Ms. Stacie Gorman, Esq. (Staff)
Mr. Duc Dang, Esq. (Staff)
Richard M. McVey (Chief Executive Officer, MarketAxess Holdings Inc.)
Charles R. Hood, Esq. (General Counsel and Secretary, MarketAxess Holdings Inc.)